EXHIBIT 6.9

                            DEMAND PROMISSORY NOTE

Executed in: Mundelein, Lake, Illinois on August 2, 2002 for a principal amount of $149,000.00.

FOR VALUE RECEIVED, Circle Group Internet, Inc. the undersigned ("Maker") corporation with an address of 1011 Campus Drive, Mundelein, Illinois, 60060 unconditionally promises to pay to the order of Gregory J. Halpern ("Holder"), at 1713 Player Court, Vernon Hills, Illinois 60061, the principal sum of $149,000.00, together with interest in arrears from the date hereof on the unpaid principal balance, at the rate of 5 percent (5%) per annum.

Interest shall be payable in installments of 620.83 each month, commencing on September 2, 2002 and continuing on the same day of each month thereafter until such principal amount of the note is paid in full. The unpaid principal, together with all Accrued interest, shall be due and payable upon demand of the Holder.

All payments under this Note shall be in lawful money of the United States.

In no event shall the interest and other charges in the nature of interest hereunder, if any, exceed the maximum amount of interest permitted by law. Any amount collected in excess of the maximum legal rate shall be applied to reduce the principal balance.

All payments under this Note shall be applied first to interest then due, if any, and the balance to principal.

The Maker agrees to pay to the Holder all costs, expenses and reasonable attorney fees incurred in the collection of sums due hereunder, whether through legal proceedings or otherwise, to the extent permitted by law.

This Note may be prepaid at any time, in whole or in part, without penalty or premiums.

At the option of the Holder, this entire Note shall become immediately due and payable, without demand or notice, upon the occurrence of any one of the following events:

a. failure of the Maker to pay any installment hereunder when due;
b. any misrepresentation or omission of or on behalf of Maker made to the holder in connection with this loan;
c. insolvency or failure of Maker or any guarantor to generally pay its debts as they become due;

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d. assignment for the benefit of creditors of, or appointment of a receiver or other officer for, all or any part of Maker's or any Guarantor's property;
e. adjudication of bankruptcy, or filing of a petition under any bankruptcy or debtor's relief law by or against Maker or any guarantor;
f. death of Maker or death or any Guarantor;
g. sale or transfer, whether voluntary or involuntary, of all or any interest in the property which is security for this Note; or
h. default under any mortgage, trust deed, security agreement or other instrument securing this Note.

The Maker expressly waives presentment, demand, notice, protest, and all other demands and notices in connection with this Note. No renewal or extension of this Note, nor release of any collateral or party liable hereunder, will release the liability of the Maker.

Failure of the Holder to exercise any right or option shall not constitute a waiver, nor shall it be a bar to the exercise of any right or option at any future time.

If any provision of this Note shall be invalid or unenforceable, the remaining provisions shall remain in full force and effect.

This Note shall be governed by the laws of Illinois.

IN WITNESS WHEREOF, this Promissory Note is executed under seal on the day and year first above written.

Executed in the presence of:


Witness                             Maker


/s/ Arthur Tanner                   /s/ Gregory J. Halpern
-----------------------------       -----------------------------------
    Arthur Tanner                       Gregory J. Halpern
                                        Circle Group Internet, Inc. (Seal)